

September 11, 2014

Via E-mail
Mr. Massimo Mondazzi
Chief Financial Officer
Eni SpA
1, piazza Ezio Vanoni
20097 San Donato Milanese (Milano) - Italy

Re: Eni SpA
Form 20-F for the Fiscal Year ended December 31, 2013
Filed April 10, 2014
File No. 001-14090

Dear Mr. Mondazzi:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2013

Exploration and Production, page 33

Summary of Proved Oil and Gas Reserves, page 36

1.   We note that your year-end 2013 equity-accounted proved reserves are 95% undeveloped. Please explain the circumstances leading to this status. Tell us the development progress during the year as well as the capital you expended in 2013, the sunk capital to date and the estimated remaining required capital. Include the date of first booking for these reserves.

Proved Undeveloped Reserves, page 39

2. You disclose (pages 37-38) total PUD reserves of 3650 MMBOE and 3108 MMBOE for years-end 2012 and 2013, respectively. You state that your year-end 2012 PUD reserves were reduced by 542 MMBOE (disposal/revisions) and 337 MMBOE (conversion to proved developed status). It appears that the figures for this result are 3650-542-337=2771 MMBOE instead of the 3108 MMBOE PUD figure you have disclosed. Please explain this apparent inconsistency and expand this disclosure to identify all items that materially impacted proved undeveloped reserves during the year. For example sources of change, see FASB ASC paragraph 932-235-50-5: See also Item 1203(b) of Regulation S-K.

Oil and Gas Production, Production Prices and Production Costs, page 40

3. The information you have provided regarding production volumes appears to be presented based on average daily production. Revise your disclosure to present this information based on annual production volumes. See Item 1204(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant